Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated February 2, 2023, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Concert Pharmaceuticals, Inc.

at

$8.00 per share, in cash, plus one non-transferable

contingent value right per share, which represents the right to receive contingent payments of up to $3.50 per share, in

cash, in the aggregate, upon the achievement of specified

milestones,

Pursuant to the Offer to Purchase dated February 2, 2023

by

Foliage Merger Sub, Inc.

a wholly owned indirect subsidiary of

Sun Pharmaceutical Industries Ltd.

Foliage Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Concert Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for (i) $8.00 per Share (the “Common Cash Amount”), in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share (the “Common CVR Amount”), subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per Share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029 (the Common Cash Amount plus the Common CVR Amount, collectively being the “Offer Price”), in each case, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 2, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned indirect subsidiary of Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Parent”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 19, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company, and the Company will be the surviving corporation and a wholly owned indirect subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger, (i) each issued and outstanding Share (other than Shares (a) held in the treasury of the Company, (b) owned by Parent, any subsidiary of Parent, any subsidiary of the Company or Purchaser, (c) irrevocably accepted for payment in the Offer or (d) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware

(“DGCL”) with respect to such Shares and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL), will be automatically converted into the right to receive the Offer Price, subject to any applicable withholding of taxes and without interest, and, in the case of the Common Cash Amount, in cash, and (ii) each issued and outstanding share of Series X1 Preferred Stock, par value $0.001 per share, of the Company (the “Preferred Shares”) (other than Preferred Shares (a) held in the treasury of the Company or (b) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive (1) a cash amount equal to the Common Cash Amount multiplied by 1,000, in cash, subject to any applicable withholding of taxes and without interest, plus (2) the Common CVR Amount multiplied by 1,000, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per CVR, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029. As a result of the Merger, the Company will cease to be a publicly-traded company and will become a wholly owned indirect subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Merger Agreement or the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MARCH 3, 2023 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms and (b) the satisfaction of:

(i) the Minimum Condition (as described below);

(ii) the HSR Condition (as described below); and

(iii) the Governmental Impediment Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Condition requires there shall be validly tendered in accordance with the terms of the Offer (and “received” as defined in Section 251(h) of the DGCL, and not validly withdrawn prior to the expiration of the Offer) that number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled affiliates, represent one more Share than 50% of the sum of the total number of Shares outstanding at the time of the expiration of the Offer. The HSR Condition requires that the waiting period (or any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated without the imposition of any requirement that Parent, its affiliates or Purchaser take any of following actions and which requirement Parent (in its sole discretion) declines to accept: (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise (A) the sale, divesture, license, hold separate or other disposition of any asset, interest or business of Parent, Purchaser or any of their subsidiaries or affiliates or (B) the sale, divestiture, license, hold separate or other disposition of any asset, interest or business of the Company and its subsidiaries; (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Parent, Purchaser or the Company or their respective subsidiaries or affiliates; or (iii) any other behavioral undertakings or commitments whatsoever, including taking any steps or actions requested or required by any governmental entity, creating or consenting to create any relationships, ventures, contractual rights, obligations, or other arrangements of Parent, Purchaser or the Company or their respective subsidiaries or affiliates and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any governmental entity in connection with any of the foregoing or by consenting to such action (any of the foregoing actions, a “Burdensome Condition). The Governmental Impediment Condition requires that there shall not have been enacted, issued, promulgated, enforced or entered any writ, judgment, injunction, consent, order or decree or statute, law (including common law), regulation, rule, ordinance or code issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of applicable foreign, supranational, national, federal, domestic, territorial, state or local governmental authority (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature of competent and applicable jurisdiction, that is in effect and restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Offer or the Merger or that imposes (or seeks to impose) a Burdensome Condition that Parent (in its sole discretion) declines to accept. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13—“Conditions of the Offer” of the Offer to Purchase.

After careful consideration, the board of directors of the Company has unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (iii) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”), which will be disseminated to the Company’s stockholders with the Offer to Purchase. The Schedule 14D-9 will include, among other things, a description of the Company’s board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement: (i) if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, then Purchaser will extend the Offer for one or more occasions in consecutive increments of up to ten business days each (as determined by Purchaser in its discretion, subject to applicable law, or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions; and (ii) Purchaser has agreed to extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or The Nasdaq Global Market or its staff. However, Purchaser will not be required to extend the Offer beyond the then scheduled Expiration Date to a date later than April 19, 2023 (as such date may be extended to July 19, 2023, in accordance with the Merger Agreement, the “End Date”) and may not extend the Offer beyond the End Date without the Company’s prior written consent. Subject to the parties’ respective termination rights under the Merger Agreement, without the Company’s prior written consent, Purchaser may not terminate or withdraw the Offer before the Expiration Date.

The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Parent and Purchaser intend to effect the Merger. No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders and beneficial owners of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or Preferred Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares or Preferred Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares or Preferred Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL.

On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to (i) waive, to the extent permitted under applicable legal requirements, any Offer Condition and (ii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that the Company’s prior written approval is required for Parent or Purchaser to (1) amend, modify or waive the Minimum Condition; (2) decrease the number of Shares sought to be purchased by Purchaser in the Offer; (3) reduce the Common Cash Amount except as required or provided by the terms of the Merger Agreement; (4) extend or otherwise change the Expiration Date of the Offer except as required or provided by the terms of the Merger Agreement; (5) change the form of consideration payable in the Offer; (6) impose any condition to the Offer in addition to the Offer Conditions set forth in the Offer to Purchase; (7) amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or would reasonably be expected to have an adverse effect on, any of the holders of Shares (in its capacity as such); (8) decrease the number of CVRs to be issued per Share except as required or provided by the terms of the Merger Agreement; (9) amend or modify the terms of the CVRs or the CVR Agreement (other than as provided by the terms of the Merger Agreement) in any manner adversely affecting, or that would reasonably be expected to have an adverse effect on, any of the holders of Shares (in their capacities as such); or (10) take any action that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

Any extension, subsequent offer, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (“Share Certificates”) or confirmation of the book-entry transfer of such Shares (“Book Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 3, 2023, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of Shares to be effective, a written notice or facsimile transmission of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with its list of stockholders and security position listings for the purpose of disseminating information regarding the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or as consideration for Shares and Preferred Shares in the Merger will be a taxable transaction for U.S. federal income tax purposes. With respect to the CVRs, the amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

Call Toll-Free (800) 322-2885

Fax: (212) 929-0308

Email: tenderoffer@mackenziepartners.com

February 2, 2023